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                            January 27, 2023

       Robert Arch, Ph.D.
       Chief Executive Officer
       OncoSec Medical Inc.
       24 North Main Street
       Pennington, NJ 08534

                                                        Re: OncoSec Medical
Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2022
                                                            Filed October 31,
2022
                                                            File No. 000-54318

       Dear Robert Arch:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended July 31, 2022

       Notes to Consolidated Financial Statements
       Note 12 - Related Party Transactions, page F-24

   1. Please explain the current status of the license and services agreements with CGP, as disclosed in Note 10 of
your Form 10-K for the fiscal year ended July 31, 2020. Revise your disclosure
accordingly.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Arch, Ph.D.
OncoSec Medical Inc.
January 27, 2023
Page 2

      You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameRobert Arch, Ph.D.                  Sincerely,
Comapany NameOncoSec Medical Inc.
                                                      Division of Corporation
Finance
January 27, 2023 Page 2                               Office of Life Sciences
FirstName LastName